Exhibit 99.1

NIP Group Expands Bitcoin Mining Capacity with Additional Asset-Purchase Agreement

Expands Hash Rate to 11.3 EH/s

Strengthens Revenue Base and Advances Digital Infrastructure Strategy

ABU DHABI, United Arab Emirates, Nov 3, 2025 -- NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced another major expansion of its Bitcoin mining operations, positioning the company as a pioneering major gaming entertainment company to establish large-scale crypto and high-performance computing infrastructure.

The expansion brings NIPG’s total mining capacity to approximately 11.3 EH/s, ranking among the top publicly traded Bitcoin mining operators globally. Operations are expected to generate approximately 160 Bitcoins per month, subject to the global network hash rate, creating significant new revenue that strengthens the company’s financial foundation while building capabilities for next-generation gaming and entertainment platforms.

This strategic move creates a foundation of infrastructure where digital currencies, AI, user engagement and computing power converge with traditional gaming experiences. The expansion aligns with NIPG’s long-term vision and recently announced partnership with Abu Dhabi Investment Office, which supports the expansion and establishment of the division headquarters in Abu Dhabi.

Under the new acquisition, NIPG will acquire mining infrastructure and computational capacity with a combined hash rate of approximately 8.19 EH/s from certain sellers, including Apex Cyber Capital Limited, Prosperity Oak Holdings Limited, and Noveau Jumpstar Limited. The company will issue up to 314,515,762 Class A ordinary shares as consideration, with closing expected by December 15, 2025, subject to customary conditions.

Hicham Chahine, Co-CEO of NIPG, commented, “This transaction demonstrates the speed at which we are advancing our digital infrastructure strategy. Building large-scale computing power gives us a stronger foundation to pursue opportunities in high-performance computing, crypto mining and AI applications in gaming and entertainment. As a pioneer among gaming companies establishing significant computing infrastructure, we’re uniquely positioned to explore emerging use cases at the intersection of gaming, esports, streaming, crypto and AI. While we remain committed to our gaming and entertainment heritage, we see computing power as a core enabler of the next stage of our growth.”

Carl Agren, COO of NIPG Mining and Digital Assets, commented, “We will deploy these assets with efficiency and precision, delivering stable output immediately while preparing our computing base for more advanced applications ahead.”

NIPG’s series of recent transactions accelerates the buildout of its digital infrastructure capabilities, highlighting the company’s commitment to delivering on its strategic roadmap and creating long-term value for shareholders and partners.

About NIP Group

NIP Group (NASDAQ: NIPG) is a global digital entertainment company driving the evolution of gaming and esports through strategic digital infrastructure investments. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, hospitality and digital asset operations, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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NIP Group Inc.

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